April 4, 2005

Mail Stop 3-8

By Facsimile and U.S. Mail


Mr. Martin A. Lynch
Chief Financial Officer
Diedrich Coffee, Inc.
28 Executive Park, Suite 200
Irvine, California 92614


		RE:	Diedrich Coffee, Inc. Item 4.02 Form 8-K filed
April
1, 2005
			File No.  0-21203


Dear Mr. Lynch:

	We have reviewed your Item 4.02 Form 8-K for compliance with the form requirements and have the following comment.
1. Please amend your report to include the specific nature of the errors in your lease accounting. Your current disclosure is silent in this regard.

You should file an amendment in response to these comments on or before April 11, 2005.

If you have any questions regarding these comments, please direct them to Anthony Watson, Staff Accountant, at (202) 942-7781.

							Sincerely,



							Anthony Watson
						Staff Accountant

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April 1, 2005
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